OLYMPIC MILLS CORPORATION AND SUBSIDIARY


                Consolidated Financial Statements

                December 31, 1994, 1993 and 1992


            With Independent Auditors' Report Thereon









                  Independent Auditors' Report


The Board of Directors
Olympic Mills Corporation:


We have audited the accompanying consolidated balance sheets of Olympic Mills Corporation and subsidiary as of December 31, 1994 and 1993, and the related consolidated statements of operations and retained earnings, and cash flows for each of the three years ended December 31, 1994, 1993 and 1992. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Olympic Mills Corporation and its subsidiary at December 31, 1994 and 1993, and the results of their operations and their cash flows for each of the three years ended December 31, 1994, 1993 and 1992 in conformity with generally accepted accounting principles.

As discussed in note 1, the Company changed its method of accounting for income taxes in 1993 to adopt the provisions of the Financial Accounting Standard Board's Statement of Financial Accounting Standards No. 109 "Accounting for Income Taxes".



March 10, 1995

Stamp No. 1308076 of the Puerto Rico
Society of Certified Public Accountants
was affixed to the record copy of this report.


            OLYMPIC MILLS CORPORATION AND SUBSIDIARY

                   Consolidated Balance Sheets

                   December 31, 1994 and 1993


                   Assets                        1994        1993
Current assets:
 Cash                                        $      800         800
 Accounts receivable:
    Trade, net of allowance for doubtful
      accounts of $319,574 in 1994 and        4,577,559   2,661,980
      $240,000 in 1993 (note 4)
    Other                                       531,390     366,666
                                              ---------   ---------
                                              5,108,949   3,028,646

 Due from affiliates (note 8)                    55,976     410,889
 Inventories (notes 2 and 4)                  8,358,664   8,743,768
 Prepaid expenses                               287,550     166,370
 Prepaid income taxes                             3,025           -
                                             ----------  ----------
      Total current assets                   13,814,964  12,350,473

Equipment and improvements, net               2,178,399   2,297,625
  notes 3, 5 and 8)
Intangibles:
   Leasehold rights, net of accumulated
     amortization of $488,351 in 1994           115,793     176,207
     and $427,937 in 1993
  Tradenames, net of accumulated amortization
     of $1,265,920 in 1994 and $1,117,770     1,697,080   1,845,230
     in 1993
  Goodwill, net of accumulated amortization
     of $3,413,322 in 1994 and $3,041,738     5,876,291   6,247,875
     in 1993
Other assets including advances to affiliated
  companies of $5,250,433 in 1994 and
  $4,222,610 in 1993 (note 8)                 5,273,404   4,252,080
                                            -----------  ----------
                                            $28,955,931  27,169,490

    Liabilities and Stockholders' Equity

Current liabilities:
 Note payable (note 4)                        2,605,388   3,133,456
 Accounts payable                             1,651,743     524,154
 Accrued expenses                             1,895,619   2,729,557
 Income tax payable (note 6)                    103,697     133,437
                                            -----------  ----------
      Total current liabilities               6,256,447   6,520,604

Deferred tax liability (note 6)                 167,466      81,210
Due to preferred and common shareholders      3,570,400   3,570,400
  (notes 3 and 5)
Class A redeemable preferred stock, $100
  par value.  Authorized, issued and
  outstanding 96,405 shares                   9,640,500   9,640,500
  (notes 7 and 8)
                                            -----------  ----------
                                             19,634,813  19,812,714

Stockholders' equity (note 7):
  Common stock, $10 par value.  Authorized,
    issued and outstanding 100 shares             1,000       1,000
 Additional paid-in capital                   1,426,554   1,426,554
 Retained earnings                            7,893,564   5,929,222
                                            -----------  ----------
      Total stockholders' equity              9,321,118   7,356,776

Commitments (notes 8 and 9)
                                            -----------  ----------
                                            $28,955,931  27,169,490



See   accompanying  notes   to   consolidated
financial statements.



            OLYMPIC MILLS CORPORATION AND SUBSIDIARY

   Consolidated Statements of Operations and Retained Earnings

          Years ended December 31, 1994, 1993 and 1992


                                 1994        1993        1992
Net sales:
 Trade                       $25,839,901  20,853,870  26,846,434
 Affiliated company (note 8)   3,091,018   2,759,741   3,239,740
                             -----------  ----------  ----------
      Total net sales         28,930,919  23,613,611  30,086,174

Cost of goods sold            23,019,292  17,033,852  24,147,090
                             -----------  ----------  ----------
      Gross profit             5,911,627   6,579,759   5,939,084

Selling, general and
  administrative expenses      4,536,891   4,353,291   3,830,397
                             -----------  ----------  ----------
      Operating income         1,374,736   2,226,468   2,108,687

Other income/(expense)
  (note 8):
   Interest expense net,
   including interest
   expense of $682,000 and
   interest income  of
   $311,000 in 1994,
   interest expense of
   $428,000 and interest        (366,347)   (510,112)   (483,895)
   income of $185,000 in
   1993 and interest expense
   of $480,000 and interest
   income of $272,519 in 1992
   to affiliated companies
   Reversal of loss
   contingency reserve         1,125,948           -           -
                             -----------  ----------  ----------
Other income/(expense), net      759,601    (510,112)   (483,895)
                             -----------  ----------  ----------
Earnnings before income taxes  2,134,337   1,716,356   1,624,792

Income taxes (notes 1 and 6)     169,995     143,852     392,011
                             -----------  ----------  ----------
      Net earnings             1,964,342   1,572,504   1,232,781
                             -----------  ----------  ----------
Retained earnings at
beginning of year              5,929,222   4,356,718   3,123,937
                             -----------  ----------  ----------
Retained earnings at end
of year                      $ 7,893,564   5,929,222   4,356,718
                             -----------  ----------  ----------


See accompanying notes to consolidated financial statements.



            OLYMPIC MILLS CORPORATION AND SUBSIDIARY

              Consolidated Statements of Cash Flows

          Years ended December 31, 1994, 1993 and 1992

                                   1994         1993       1992
Cash    flows   from   operating
activities:
  Net earnings                   $1,964,342   1,572,504   1,232,781
   Adjustments to reconcile net
     earnings to net cash provided
     by operating activities:
     Depreciation and amortiz     1,015,364   1,008,002   1,038,174
     Deferred income taxes           86,256      81,210           -
     Reversal of loss            (1,125,948)          -           -
       contingency reserve
   Changes in assets and liabilities:
      Accounts receivable        (2,080,303)    561,435     175,550
      Due from affiliates           354,913     186,185    (554,909)
      Inventories                   385,104  (1,486,357)   (206,198)
      Prepaid expenses             (121,180)     (7,791)     93,741
      Prepaid income taxes           (3,025)          -           -
      Other assets                    6,499           -           -
      Accounts payable            1,127,589    (502,935)   (934,343)
      Accrued expenses              292,010    (881,632)     81,585
      Income tax payable            (29,740)   (260,448)    392,011

        Total adjustments           (92,461) (1,302,331)     85,611
                                 ----------  ----------   ---------
     Net cash provided by
     operating activities         1,871,881     270,173   1,318,392

Cash flows from investing
activities:
  Capital expenditures             (315,990)    (49,313)   (235,798)
  Advances to affiliated company
    for the acquisition of
    manufacturing equipment and  (1,027,823)   (691,125) (1,107,605)
    other  working capital needs
                                -----------   ---------  ----------
       Net cash used in
       investing activities      (1,343,813)   (740,438) (1,343,403)

Cash flows provided by/(used in)
  financing activities-net
  borrowings under line-of-        (528,068)    467,382      28,194
  credit agreement
                                -----------   ---------   ---------
Increase/(decrease) in cash               -      (2,883)      3,183

Cash at beginning of year               800       3,683         500
                                -----------   ---------   ---------
Cash at end of year              $      800         800       3,683

Supplemental  disclosure  of   cash   flow
information
  Interest paid                  $  133,417     254,115     462,343

  Income taxes paid              $  116,504     286,000       1,235


See accompanying notes to consolidated financial statements.



            OLYMPIC MILLS CORPORATION AND SUBSIDIARY

           Notes to Consolidated Financial Statements

                December 31, 1994, 1993 and 1992



(1)  Organization and Significant Accounting Policies

   Organization

   Olympic Mills Corporation (the Company) was organized under the laws of the State of Delaware on October 19, 1984 to operate a textile manufacturing plant. On April 20, 1990, Corporacion Inmobiliaria Textil (Cintex), then owner of 51% of the Company's common stock, acquired 100% control over the Company through the acquisition of the stock of the other shareholder, Bruce Acquisition Corporation (BAC). Simultaneously, Cintex acquired a $3,000,000 promissory note payable jointly and severally by the Company, and its affiliate, Estampados Deportivos, Inc. (Estampados) (the Companies), 39,276 shares of the Company's preferred stock, and 4,724 shares of Estampados' preferred stock. Yabucoa Industries, Inc. (Yabucoa), the Company's wholly-owned subsidiary, operates a textile manufacturing plant which produces underwear and pajamas that are sold exclusively to the Company.

   Significant Accounting Policies:

     (a)Investment in Yabucoa Industries, Inc.

        The consolidated financial statements include the accounts of the Company and Yabucoa. All significant intercompany balances and transactions have been eliminated in consolidation, including intercompany profit on assets remaining within the group.

     (b)Inventories

        Inventories are stated at the lower of cost (first-in, first-out method) or market.

     (c)Equipment and Improvements

        Equipment and improvements are stated at cost. Depreciation is computed by the straight-line method over the estimated useful life of the assets. Repairs and maintenance are charged to expense as incurred, whereas major improvements are capitalized.
        The estimated useful lives (in years) of the Company's equipment and improvements are as follows:

                                 Useful Life

          Machinery and           2.5 to 15
            equipment
          Leasehold improvements      8



        The cost of maintenance and repairs is charged to expense as incurred. The cost of significant renewals and improvements is added to the carrying amounts and accumulated depreciation for assets sold on retired are eliminated from the respective accounts and gains on losses on disposition are reflected in the consolidated statement of operations and retained earnings.

     (d)Intangibles

        Goodwill represents the excess of the purchase price over the net identifiable fair value of assets acquired. Goodwill is being amortized by the straight-line method over 25 years. Tradenames and leasehold rights represent the portion of the purchase price attributable to these intangible assets at the acquisition date based on fair values determined by an independent appraisal. Tradenames and leasehold rights are being amortized by the straight-line method over 20 years and 10 years, respectively.

        Amortization  expense for the Company  for  each  of  the
        years   ended  December  31,  1994,  1993  and  1992   is
        summarized as follows:

                1994              $ 580,148
                1993                580,149
                1992                595,685

     (e)Income taxes

        Effective January 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under the asset and liability method of Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of changes in tax rates is recognized in income in the period that includes the enactment date.

(2)  Inventories

   Inventories   as  of  December  31  were  comprised   of   the
   following:

                                       1994        1993

     Finished goods                 $4,754,195   5,942,869
     Work-in-process                   462,406     462,795
     Raw materials                   3,142,063   2,338,104
                                    ----------  ----------
                                    $8,358,664   8,743,768

(3)  Equipment and Improvements

   Equipment and improvements as of December 31 consist of the following:

                                       1994        1993

     Machinery and equipment        $4,870,865  4,558,763

     Leasehold improvements            102,077     98,189
                                    ----------  ---------
                                     4,972,942  4,656,952
     Less accumulated depreciation
     and amortization                2,794,543  2,359,327
                                    ----------  ---------
     Equipment and improvements,net $2,178,399  2,297,625

   At December 31, 1994, the equipment and improvements are pledged as security for the payment of a promissory note due by the Companies to the shareholders.

(4)  Note Payable

   The note payable is due to Congress Credit Corporation ("Congress") pursuant to a loan and security agreement. The lender will advance to the Companies up to a combined maximum of $5,000,000, secured by a factor's lien over receivables and inventories of the Companies. The Company pays interest of 2.5% over Congress' average cost of 936 funds. Collections from trade accounts receivable are deposited in this factor lien account.

(5)  Due to Preferred and Common Shareholders

   Due to preferred and common shareholders at December 31, 1994 and 1993 consists of the following:

        12% promissory note payable to
          the Hispamer Trust on October 1,    $  1,785,200
          2000
        12% promissory note payable to
          Cintex on October 1, 2000              1,785,200
           October 1, 2000                    ------------

            Total                             $  3,570,400

   Promissory notes payable are secured by a first mortgage on the equipment and improvements of the Companies.

   Pursuant to a consent of subordination entered by the Company and Estampados, the companies will only make interest payments on the notes while the $1,000,000 guaranteed loan of America Mills C. por A (an affiliate) is outstanding and has not been paid in full (see note 8).

(6)  Income Taxes

   The provision for income taxes is calculated separately for the Company and Yabucoa since the tax laws of Puerto Rico require the filing of separate income tax returns for each company. Corporate income earned in Puerto Rico is taxed at graduated statutory rates of 22% to 45%.

   Under the provisions of the Puerto Rico Industrial Incentives Act of 1978, as amended, the Company has been granted partial tax exemption from the payment of Puerto Rico income, property and municipal taxes for a period of 10 years ending in March 1995 at the following rates:

                 First 5 years        80%
                 Second 5 years       70%

   The Company has applied for a new tax exemption grant under the provisions of the Puerto Rico Tax Incentives Act of 1987 at 90% exemption for income and property and 60% for municipal taxes. The new tax grant is expected to be retroactively effective on January 1, 1993; accordingly, the provision for income taxes reflected in the accompanying financial statements has been calculated assuming the 90% exemption will be granted.

   Yabucoa has been granted, under the provisions of the Puerto Rico Tax Incentives Act of January 24, 1987, as amended, partial tax exemption from the payment of Puerto Rico income, property and municipal taxes for a period of 20 years ending in August 2010, January 2010 and June 2011, respectively, at the following rates:

                 Income and property  90%
                 Municipal            60%

   As discussed in note 1, the Company adopted Financial Accounting Standard No. 109 as of January 1, 1993. The income tax expense for the years ended December 31, 1994, 1993 and 1992, which is from Puerto Rico, consists of the following:

                              1994      1993      1992

        Current            $83,739     62,642    392,011

        Deferred            86,256     81,210          -
                          --------    -------    -------
                          $169,995    143,852    392,011

   The income tax effect of the temporary difference comprising the deferred income tax expense for the years ended December 31, 1994 and 1993 relates to the undistributed earnings of Yabucoa, at a tax rate of ten percent which is the applicable statutory tax rate for exempt subsidiaries.

   Consolidated  income tax expense for the years ended  December
   31, 1994, 1993 and 1992 differed from the amounts computed by applying the statutory rates applicable in Puerto Rico as a result of the following:

                                    1994       1993        1992

      Computed "expected" tax    $960,452     772,360     731,156
        expense
      Tax reduction resulting
        from Industrial          (864,406)   (695,124)   (511,809)
        Incentives Tax Grant
      Prior years' income taxes         -           -      97,756
      Other permanent and other
        differences               (12,307)    (14,594)     74,908
                                 --------    --------    --------
                                 $ 83,739      62,642     392,011

   The Company is incorporated in the United States and, accordingly, is subject to U.S. income taxes; however, it has elected the benefits of Section 936 of the U.S. Internal Revenue Code. In 1993 and 1992, Section 936 allowed a credit equal to the tax on earnings derived from Puerto Rico. In taxable years after December 31, 1993, the credit under
   Section  936  is subject to certain limitations.  Section  936
   allows          an          income         tax          credit
   limited  to  the  sum  of 60% of total employees  compensation subject to certain limitations, certain percentages of the depreciation allowance and qualified state income taxes. Based on this formula called OEconomic Activity LimitationO, no federal tax liability results for the year ended DecemberE31, 1994.

(7)  Redeemable Preferred Stock

   The holders of the Class A Redeemable Preferred Stock (the Preferred Stock) are entitled to receive, when and as declared by the Board of Directors, preferred cumulative cash dividends at the rate of $12.00 per share per annum. The
   Preferred  Stock is redeemable in certain instances.   In  the
   event of a voluntary or involuntary liquidation of the Company, the holders of the Preferred Stock are entitled to receive out of the assets of the Company up to the sum of $100 per share, plus an amount equal to any unpaid dividends at the distribution date, prior to any payments to the holders of the common stock. The holders of the Preferred Stock are not entitled to voting rights. Dividends in arrears at December 31, 1994 amounted to $3,470,580. Dividends applicable to periods prior to 1992 had been waived by the preferred stock shareholders.

(8)  Transactions with Related Parties

   During the years ended December 31, 1994, 1993 and 1992, sales to Estampados amounted to approximately $3,091,000, $2,760,000 and $3,240,000, respectively.

   Hispamer Trust, a beneficiary trust (the "Trust") created by Francisco Carvajal Narvez and his family under the laws of the Commonwealth of Puerto Rico and under the administration of Central Hispano Puerto Rico holds 57,129 shares of the Company's Preferred Stock and 6,871 shares of Estampados Class A Preferred Stock. The Trust also holds a $2,000,000 promissory note issued by the Companies, secured by the Companies' equipment and improvements.

   During 1994, 1993 and 1992, the Company made advances amounting to $204,033, $435,165 and $702,527, respectively, to an affiliate in development stage, for the acquisition and conditioning of manufacturing equipment purchased at an auction and charged interest of $248,117, $154,560 and $247,654, respectively. The Company also advanced $952,282, $135,500 and $304,219 during 1994, 1993 and 1992, respectively, to another affiliate in development stage and charged interest of $62,112 during 1994.

   The  Company  allocated  insurance  expense  of  approximately
   $267,585 in 1994,  $183,418 in 1993 and $122,963 and  1992  to
   affiliated companies.

   The Company, together with Estampados and other affiliates, guarantees the repayment of a $1,000,000 loan granted by a commercial bank to America Mills C. por A., an affiliate. This loan contains certain covenants which were not met as of December 31, 1994.
   The Company leases its office and manufacturing facilities from Cintex under a yearly renewable lease agreement. Total rent expense under all leases amounted to approximately $682,000 in 1994 and $676,000 in 1993 and 1992.

(9)  Commitments

   Yabucoa   leases   office  and  operating   facilities   under
   operating leases.

   Rent expense under all noncancellable operating leases for the Company and its subsidiary for the years ended December
   31, 1994, 1993 and 1992 is summarized as follows:

                1994                   $ 735,526
                1993                     723,590
                1992                     723,590

   Following is a summary of future minimum lease payments by Yabucoa under its noncancellable operating lease at December
   31, 1994:

                1995                   $ 53,526
                1996                     59,474
                1997                     59,474
                1998                     59,474
                1999                     59,474
                2000                     29,737

                Total minimum lease   $ 321,159
                payments